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FORM 4
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                                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, DC 20549
                                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no                                                                            --------------------------
    longer subject to             Filed pursuant to Section 16(a) of the Securities                        OMB APPROVAL
    Section 16. Form 4                Exchange Act of 1934, Section 17(a) of the                    --------------------------
    or Form 5 obligations             Public Utility Holding Company Act of 1935                    OMB Number 3235-0287
    may continue. See                  or Section 30(f) of the Investment Company                   Expires: January 25, 2005
    instruction 1(b).                               Act of 1940                                     Estimated average burden
    (Print or Type Responses)                                                                       hours per response:... 0.5
                                                                                                    --------------------------
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
McCALLUM          ELKIN               B.          COLLINS & AIKMAN CORPORATION (CKC)            Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director          10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----               ---
                                                  Number of Reporting        Month/Year             Officer (give     Other (Specify
 100 VESPER EXECUTIVE PARK                        Person, if an Entity       AUGUST 2002        ----        title  ---       below)
 TYNGSBORO           MA              01879        (Voluntary)             ------------------                below)
---------------------------------------------                             5. If Amendment,
  (City)           (State)           (Zip)                                   Date of Original --------------------------------------
                                                                             (Month/Year)
                                                                                             7. Individual or Joint/Group Reporting
                                                                          ------------------     X    Form Filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                end of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/                  --------------------------                          Indirect       Owner-
                                   Year)                   Amount    (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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COMMON STOCK                  AUGUST 7, 2002      P        200,500(1)  A        (1)        5,613,600           I               (1)
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                              AUGUST 8, 2002      P        299,500(1)  A        (1)        5,613,600           I               (1)
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                                                                                             430,000           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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(CONTINUED)        TABLE IIB -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     (Month/Day/     (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      Year)                                 Secur-
                             ative        Year)                  of (D)                                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4 and 5)      -----------------------------------
                                                                               Date    Expira-            Amount or
                                                              ---------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficially
   Beneficially            Security                    Ownership
   Owned At End            Beneficially                (Instr. 4)
   of Month                Owned At End
   (Instr. 4)              of Month
                           (Instr. 4)

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Explanation of Responses:

1.   On August 7, 2002, the McCallum Family Foundation of which the reporting person is a trustee (the
"Foundation") purchased 200,500 shares on the open market at an average price of $3.7251 per share. On August
8, 2002, the Foundation purchased 299,500 shares on the open market at an average price of $4.1494 per share.
The Foundation now owns 509,600 shares. Joan Fabrics Corporation, which is owned entirely by JFC Holdings
Trust (the "Trust") owns 5,104,000 shares. The reporting person is the sole trustee of the Trust and owns a beneficial interest in 75% of the Trust.


                                                                  /s/ Elkin B. McCallum            August 12, 2002
                                                                  -------------------------------  ---------------
                                                                  Elkin B. McCallum                 Date

                                                                  **Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.

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